UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ViroPharma Incorporated

(Name of Issuer)

Common Stock, par value $0.002

(Title of Class of Securities)

928241 10 8

(CUSIP Number)

January 19, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928241 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gaia Offshore Master Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands corporation U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
$4,000,000 in principal amount of the Company’s 6% Convertible Senior Secured Notes due 2009 (convertible into 1,600,000 shares of Common Stock). (1)

The right to acquire $800,000 in principal amount of the Company’s 6% Convertible Senior Secured Notes due 2009 (convertible into 320,000 shares of Common Stock). (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.7% as of the date of this filing (based on 26,747,005 shares of Common Stock issued and outstanding as of January 19, 2005, plus the shares of Common Stock issuable upon the conversion of the 6% Convertible Senior Secured Notes due 2009 referred to in Row 6 above). (1)

12.	Type of Reporting Person (See Instructions) CO

(1) See footnote 1 in Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Promethean Asset Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited liability company U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
$4,000,000 in principal amount of the Company’s 6% Convertible Senior Secured Notes due 2009 (convertible into 1,600,000 shares of Common Stock). (1)

The right to acquire $800,000 in principal amount of the Company’s 6% Convertible Senior Secured Notes due 2009 (convertible into 320,000 shares of Common Stock). (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.7% as of the date of this filing (based on 26,747,005 shares of Common Stock issued and outstanding as of January 19, 2005, plus the shares of Common Stock issuable upon the conversion of the 6% Convertible Senior Secured Notes due 2009 referred to in Row 6 above). (1)

12.	Type of Reporting Person (See Instructions) OO; HC

(1) See footnote 1 in Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James F. O’Brien, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
$4,000,000 in principal amount of the Company’s 6% Convertible Senior Secured Notes due 2009 (convertible into 1,600,000 shares of Common Stock). (1)

The right to acquire $800,000 in principal amount of the Company’s 6% Convertible Senior Secured Notes due 2009 (convertible into 320,000 shares of Common Stock). (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.7% as of the date of this filing (based on 26,747,005 shares of Common Stock issued and outstanding as of January 19, 2005, plus the shares of Common Stock issuable upon the conversion of the 6% Convertible Senior Secured Notes due 2009 referred to in Row 6 above). (1)

12.	Type of Reporting Person (See Instructions) IN; HC

(1) See footnote 1 in Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Promethean Investment Group, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York limited liability company U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
$4,000,000 in principal amount of the Company’s 6% Convertible Senior Secured Notes due 2009 (convertible into 1,600,000 shares of Common Stock). (1)

The right to acquire $800,000 in principal amount of the Company’s 6% Convertible Senior Secured Notes due 2009 (convertible into 320,000 shares of Common Stock). (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.7% as of the date of this filing (based on 26,747,005 shares of Common Stock issued and outstanding as of January 19, 2005, plus the shares of Common Stock issuable upon the conversion of the 6% Convertible Senior Secured Notes due 2009 referred to in Row 6 above). (1)

12.	Type of Reporting Person (See Instructions) OO; HC

(1) See footnote 1 in Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gaia Managers LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited liability company U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
$4,000,000 in principal amount of the Company’s 6% Convertible Senior Secured Notes due 2009 (convertible into 1,600,000 shares of Common Stock). (1)

The right to acquire $800,000 in principal amount of the Company’s 6% Convertible Senior Secured Notes due 2009 (convertible into 320,000 shares of Common Stock). (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.7% as of the date of this filing (based on 26,747,005 shares of Common Stock issued and outstanding as of January 19, 2005, plus the shares of Common Stock issuable upon the conversion of the 6% Convertible Senior Secured Notes due 2009 referred to in Row 6 above). (1)

12.	Type of Reporting Person (See Instructions) OO; HC

(1) See footnote 1 in Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gaia Offshore Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands corporation U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
$4,000,000 in principal amount of the Company’s 6% Convertible Senior Secured Notes due 2009 (convertible into 1,600,000 shares of Common Stock). (1)

The right to acquire $800,000 in principal amount of the Company’s 6% Convertible Senior Secured Notes due 2009 (convertible into 320,000 shares of Common Stock). (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.7% as of the date of this filing (based on 26,747,005 shares of Common Stock issued and outstanding as of January 19, 2005, plus the shares of Common Stock issuable upon the conversion of the 6% Convertible Senior Secured Notes due 2009 referred to in Row 6 above). (1)

12.	Type of Reporting Person (See Instructions) CO; HC

(1) See footnote 1 in Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Promethean Managers LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited liability company U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
$4,000,000 in principal amount of the Company’s 6% Convertible Senior Secured Notes due 2009 (convertible into 1,600,000 shares of Common Stock). (1)

The right to acquire $800,000 in principal amount of the Company’s 6% Convertible Senior Secured Notes due 2009 (convertible into 320,000 shares of Common Stock). (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.7% as of the date of this filing (based on 26,747,005 shares of Common Stock issued and outstanding as of January 19, 2005, plus the shares of Common Stock issuable upon the conversion of the 6% Convertible Senior Secured Notes due 2009 referred to in Row 6 above). (1)

12.	Type of Reporting Person (See Instructions) OO; HC

(1) See footnote 1 in Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gaia Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited partnership U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
$4,000,000 in principal amount of the Company’s 6% Convertible Senior Secured Notes due 2009 (convertible into 1,600,000 shares of Common Stock). (1)

The right to acquire $800,000 in principal amount of the Company’s 6% Convertible Senior Secured Notes due 2009 (convertible into 320,000 shares of Common Stock). (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.7% as of the date of this filing (based on 26,747,005 shares of Common Stock issued and outstanding as of January 19, 2005, plus the shares of Common Stock issuable upon the conversion of the 6% Convertible Senior Secured Notes due 2009 referred to in Row 6 above). (1)

12.	Type of Reporting Person (See Instructions) PN; HC

(1) See footnote 1 in Item 4.

Item 1.
(a)	Name of Issuer VIROPHARMA INCORPORATED
(b)	Address of Issuer’s Principal Executive Offices 397 Eagleview Boulevard Exton, Pennsylvania 19341

Item 2.
(a)	Name of Person Filing
(b)	Address of Principal Business Office or, if none, Residence
(c)	Citizenship

Gaia Offshore Master Fund, Ltd

c/o Promethean Asset Management, L.L.C.

750 Lexington Avenue, 22nd Floor

New York, New York 10022

Cayman Islands corporation

Promethean Asset Management, L.L.C.

750 Lexington Avenue, 22nd Floor

New York, New York 10022

Delaware limited liability company

James F. O’Brien, Jr.

750 Lexington Avenue, 22nd Floor

New York, New York 10022

U.S. citizen

Promethean Investment Group, L.L.C.

750 Lexington Avenue, 22nd Floor

New York, New York 10022

New York limited liability company

Gaia Managers LLC

750 Lexington Avenue, 22nd Floor

New York, New York 10022

Delaware limited liability company

Gaia Offshore Fund Ltd.

c/o Promethean Asset Management, L.L.C.

750 Lexington Avenue, 22nd Floor

New York, New York 10022

Cayman Island corporation

Promethean Managers LLC

750 Lexington Avenue, 22nd Floor

New York, New York 10022

Delaware limited liability company

Gaia Partners LP 750 Lexington Avenue, 22nd Floor New York, New York 10022 Delaware limited partnership
	(d)	Title of Class of Securities Common Stock, par value $0.002 per share
	(e)	CUSIP Number 928241 10 8.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

GAIA OFFSHORE MASTER FUND LTD.

PROMETHEAN ASSET MANAGEMENT, L.L.C.

JAMES F. O’BRIEN, JR.

PROMETHEAN INVESTMENT GROUP, L.L.C.

GAIA MANAGERS LLC

GAIA OFFSHORE FUND LTD.

PROMETHEAN MANAGERS LLC

GAIA PARTNERS LP

(a)

Amount beneficially owned:

$4,000,000 in principal amount of the Company’s 6% Convertible Senior Secured Notes due 2009 (convertible into 1,600,000 shares of common stock). (1)

The right to acquire $800,000 in principal amount of the Company’s 6% Convertible Senior Secured Notes due 2009 (convertible into 320,000 shares of common stock). (1)

(b)

Percent of class:

Approximately 6.7% as of the date of this filing (based on 26,747,005 shares of Common Stock issued and outstanding as of January 19, 2005, plus the shares of Common Stock issuable upon the conversion of the 6% Convertible Senior Secured Notes due 2009 referred to in item (a) above). (1)

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote See item (a) above.
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of See item (a) above.

(1)  The securities reported herein include shares of Common Stock that the Reporting Persons may acquire in the future through the conversion of $4,000,000.00 in principal amount of 6% Convertible Senior Secured Notes due 2009 (the “Convertible Notes”), which may be converted by the Reporting Persons at any time prior to and including October 18, 2009 (the “Maturity Date”), into shares of the Common Stock at the conversion price equal to $2.50, subject to adjustment upon certain dilutive events (the “Conversion Price”).

In addition the Reporting Persons have the right to purchase up to an additional $800,000 in principal amount of Convertible Notes by giving notice to the Company at any time prior to February 18, 2005 and upon paying the purchase price therefor, which could also be converted by the Reporting Persons at any time prior to and including the Maturity Date, into shares of the Common Stock at the Conversion Price.

The Company is obligated to make a “Make-Whole Payment” to the Reporting Persons in the event of a conversion of the Convertible Notes, in accordance with their terms, prior to October 18, 2007.  The Make-Whole Payment is an amount equal to three (3) full years interest on the principal amount of the Convertible Notes being automatically converted, less any interest paid or provided for on the principal amount of the Convertible Notes being automatically converted prior to the date on which the Convertible Notes are automatically converted.  In the event of an automatic conversion, this Make-Whole Payment is payable, in the Company’s sole discretion, in cash or shares of Common Stock valued at 90% of the average daily volume-weighted average prices of the Common Stock for the 10 trading days ending on and including the second trading day preceding the date of the automatic conversion.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Item 2 above.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 31st day of January, 2005

/s/ James F. O’Brien, Jr.		GAIA OFFSHORE FUND LTD.
James F. O’Brien, Jr.
		By:	Promethean Asset Management, L.L.C.
GAIA OFFSHORE MASTER FUND LTD.		Its:	Investment Advisor

By:	Promethean Asset Management, L.L.C.	By:	/s/ James F. O’Brien, Jr.
Its:	Investment Manager		Name: James F. O’Brien, Jr.
Title: Managing Member
By:	/s/ James F. O’Brien, Jr.
	Name: James F. O’Brien, Jr.	PROMETHEAN MANAGERS LLC
Title: Managing Member
		By:	/s/ James F. O’Brien, Jr.
PROMETHEAN ASSET			Name: James F. O’Brien, Jr.
MANAGEMENT, L.L.C.			Title: Managing Member

By:	/s/ James F. O’Brien, Jr.
	Name: James F. O’Brien, Jr.	GAIA MANAGERS LLC
Title: Managing Member
		By:	Promethean Managers LLC
		Its:	Managing Member
PROMETHEAN INVESTMENT
GROUP, L.L.C.		By:	/s/ James F. O’Brien, Jr.
Name: James F. O’Brien, Jr.
By:	/s/ James F. O’Brien, Jr.		Title: Managing Member
Name: James F. O’Brien, Jr.
Title: Managing Member

GAIA PARTNERS LP

By: Gaia Managers LLC
Its: General Partner
By:	Promethean Managers LLC
Its:	Managing Member

By:	/s/ James F. O’Brien, Jr.
Name: James F. O’Brien, Jr.
Title: Managing Member